UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1177 Avenue of the Americas
5th Floor New York, NY 10036
646-694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unregistered Sales of Equity Securities.

On September 25, 2024, Wins Finance Holdings Inc. (the “Company”) entered into a supplementary agreement (the “Supplementary Agreement”) with Jude Gongsheng International Medical Investment Management （Beijing） LLC. (聚德共生国际医疗投资管理（北京）有限公司), a China company (“Investor 1”), and Mr. Renhui Mu (“Investor 2”) (“Investor 1” and “Investor 2” together are collectively called the “Investors”) to amend the terms of the share subscription agreement signed on May 15, 2024 (“Main Agreement”).

Pursuant to the Main Agreement, the Investors agreed to purchase 76,100,000 ordinary shares of the company for an aggregate purchase price of $7,610,000 by no later than September 30, 2024 (the “Outside Closing Date”).

Pursuant to the Supplementary Agreement, the parties agreed that the Outside Closing Date would be extended to December 31, 2024.

Exhibits

Number	Description
4.1	Supplementary Agreement to Share Subscription Agreement among the Company, Jude Gongsheng International Medical Investment Management, and Mr. Renhui Mu, dated September 25, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 2, 2024

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer